SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

January 30, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips presents its plan to create value with sustainable impact", dated January 30, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on January 30, 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

January 30, 2023

Philips presents its plan to create value with sustainable impact

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today presents its plan to create value with sustainable impact based on focused organic growth and scalable innovation, with improved execution as the key value driver. Starting at 10:00 am CET, the company will host a webcast with Philips CEO Roy Jakobs, CFO Abhijit Bhattacharya, and other Philips leaders. The presentation slide decks have been published here. Today, Philips also published its fourth quarter and full year 2022 results, including the 2023 outlook, that can be found here.

Creating value with sustainable impact
Philips operates in fundamentally attractive health technology market segments that grow 3-6% annually and have mid-to-high-teens margins. These are driven by global trends, such as aging populations driving the demand for care and the need to improve productivity in healthcare. The company has leading market positions in consumer and professional health, enabled by a strong portfolio, high customer intimacy, a strong brand and purpose, and clear ESG commitments. However, Philips is not capitalizing on the full potential of these strong market positions as it faces a number of significant operational challenges as reflected in its 2022 performance.

The company will address the challenges, improve performance, and drive progressive value creation through a strategy of focused organic growth and pivoting its innovation model to increase the impact of patient- andpeople-centric innovation at scale. Improved execution across three priorities will be the key value driver: 1) patient safety and quality, 2) supply chain reliability, and 3) a simplified, more agile operating model. This will be supported by a reinvigorated culture of accountability, and strong health technology talent and capabilities.

By delivering its strategy, Philips will drive performance improvements over time, first addressing the challenges and laying down a strong foundation in 2023 and accelerating profitable growth thereafter, to deliver on the full potential of its business segments, supported by a balanced capital allocation. Philips aims to improve its performance to mid-single-digit comparable sales growth with a low-teens Adjusted EBITA margin by 2025, and to mid-single-digit comparable sales growth and mid-to-high-teens Adjusted EBITA margin beyond 2025.*

Focused organic growth and patient- and people-centric, scalable innovation
In recent years, Philips has transformed its portfolio to become a health technology company. Philips will now focus on extracting the full value of its strong portfolio through a strategy of focused organic growth and by improving its execution to expand its leadership positions in its Image Guided Therapy, Monitoring, Ultrasound and Personal Health business segments, scaling its Enterprise Informatics business segment, improving the Imaging business, and restoring the Sleep & Respiratory Care business segment.

To win in these segments, Philips will pivot its innovation model to yield higher impact and better returns. To ensure that innovation is done closer to its customers, Philips will concentrate a higher proportion of its R&D resources in the businesses (90% compared to 70% in 2022). As a result, part of Philips’ corporate innovation activities will move into the businesses. Additionally, the company will focus on fewer, better resourced, and more impactful projects, with patient safety, quality, and customer need at the heart of innovation design. Going forward, Philips will continue to invest an industry-leading 9% of sales in R&D (more than EUR 1.7 billion), compared with 10.5% of sales in 2022.

Patient safety and quality
Strengthening patient safety and quality is Philips’ highest priority. This includes completing the Respironics recall and test program in 2023 and managing the impact of the proposed consent decree, as well as the ongoing investigation by the US Department of Justice and the litigation related to the Respironics recall. Across the company, Philips will ensure patient safety and quality is at the core of its innovation approach to avoid future issues. Moreover, the company will step up accountability for patient safety and quality, including giving all employees dedicated patient safety and quality objectives, deploying an expanded compliance and awareness program, and simplifying processes.

End-to-end supply chain reliability and agility
Philips is changing its supply chain to a dedicated end-to-end set-up by business to better manage and improve supply chain reliability and agility. Furthermore, the company is pruning its portfolio, redesigning products and components, and stepping up its strategic supplier management to materially de-risk supplies and delivery, and enhance conversion of the orderbook to sales, leading to more robust and predictable financial results.

Simplified operating model
Philips will change its operating model to end-to-end businesses with single accountability. They will be supported by lean central functions and strong customer facing organizations in the countries and regions. To this end, the company will right size the central functions, which will include organizational delayering and reallocating part of its corporate innovation activities to the businesses.

In addition to the reduction of its workforce by 4,000 roles announced in October 2022, which is being implemented as planned, Philips will reduce its workforce by an additional 6,000 roles globally by 2025, of which 3,000 will be implemented in 2023 in line with the relevant local regulations and processes. The simplified operating model will make Philips more agile and competitive, enabling the company to deliver more impactful innovations for customers, patients and consumers, guided by a clear, but reduced number of KPIs. Equally important, Philips’ leaner and more focused organization will have a significantly reduced cost structure.

Executive Committee
Philips’ strong brand and compelling purpose continue to appeal to and attract talent. Philips has therefore continued to strengthen the organization with new health technology talent, including seasoned leaders with deep expertise.

Reflecting Philips’ priorities, Philips has elevated the patient safety and quality function to the Executive Committee. Effective February 6, 2023, Steve C. de Baca (American, 1968) has been appointed as Chief Patient Safety & Quality Officer and member of Philips’ Executive Committee reporting to CEO Roy Jakobs. He will bring more than 30 years of quality and regulatory affairs experience in the medical technology industry.

Additionally, Jeff DiLullo (American, 1969) has been promoted as the new Chief Market Leader of Philips North America. Jeff brings more than 20 years of experience in sales, services and solutions delivery to drive growth in this very important region. Effective February 6, 2023, Jeff DiLullo will succeed Vitor Rocha, who has decided to leave Philips. Philips expects to announce the new leaders for its Precision Diagnosis business segment,** previously led by Kees Wesdorp, who decided to leave Philips, as well as for its Connected Care business segment, in early 2023. Philips would like to thank Vitor Rocha and Kees Wesdorp for their important respective contributions in driving growth in North America and renewing the Precision Diagnosis businesses’ portfolio.

These changes will result in renewal of the Executive Committee of 25% in early 2023.

Roy Jakobs, CEO of Royal Philips:
“Philips operates in attractive health technology market segments with good growth and margins. The company has built leading market positions based on meaningful innovations and high customer intimacy, further supported by a compelling purpose, a strong brand, and clear ESG commitments. However, given our significant operational challenges, we are not fully extracting the full value of our businesses, as also reflected in our 2022 results.

During my first 100 days, I have worked with our team on the urgent interventions needed to improve our execution and performance. This includes bolstering our culture with enhanced accountability and strengthening our health technology talent and capabilities.

Our strategy will focus on organic growth through patient and people-centric innovation at scale, with a strong improvement in execution as key value driver. This will be enabled by strengthening our patient safety and quality management and completing the Respironics recall. We will also urgently enhance the supply chain reliability to improve performance and simplify our way of working to improve our agility and productivity. This includes the difficult, but necessary further reduction of our workforce by around 6,000 roles globally by 2025. I am confident that these comprehensive actions will put Philips on a progressive path to value creation with sustainable impact to achieve mid-single-digit comparable sales growth and a low-teens Adjusted EBITA margin by 2025, further expanding to a mid-to-high-teens margin beyond 2025*.”

* This guidance excludes the impact of the ongoing discussion on the proposed consent decree beyond current assumptions (Sleep & Respiratory Care/Respironics CSGR 2023-2025 of 10%), as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

** The leader of the Precision Diagnosis business segment will also be responsible for the Diagnosis & Treatment reporting segment jointly with the leader of the Image-Guided Therapy business segment.

For additional information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2022 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.